BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

30 October 2008

08005733

SUPPL

Dear Sirs

BBA Aviation plc – Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i) copies of the following documents required to be furnished and which are not published on the Company's website:

<u>Documents filed with Companies House</u>

	Date of Filing	Document Type	Description
1	1 September 2008	Form 288a	Appointment of Secretary
2	1 September 2008	Form 288b	Resignation of Secretary

Yours faithfully

Alice Hammond
Assistant Company Secretary

Enclosures

BLUEPRINT 2000

288a

RECEIVED 2008 NOV -5 OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

CHFP010

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number F53688

Company Name in full BBA AVIATION PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 9	2 0 0 8	† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title		* Honours etc	
Forename(s)	ZILLAH WENDY		
Surname	STONE		
Previous forename(s)		Previous surname(s)	
Usual residential address	34 MEADOW ROAD		
Post town		Postcode	SW19 2ND
County / Region	LONDON	Country	
† Nationality		† Business occupation	
† Other directorships (additional space next page)			

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 1 September 2008

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature] **Date** 1 September 2008

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs A Hammond, BBA Aviation plc, 20 Balderton Street,
London W1K 6TL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 53688

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 53688

Company Name in full BBA AVIATION PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 8	2 0 0 8

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME * Style / Title: MRS * Honours etc:

Forename(s): SARAH MARGARET FOULKES

Surname: SHAW

† Date of Birth: Day Month Year

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1 September 2008

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs A Hammond, BBA Aviation plc, 20 Balderton Street,
London W1K 6TL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

END